NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown.

	YTD June 2006	2005	YTD June 2005	2004	2003	2002	2001
Net Earnings, before Extraordinary Item	$103,648,964	$74,615,024	$42,892,181	$64,933,739	$53,472,592	$48,058,349	$28,963,548
Fixed Charges:
Interest on Indebtedness	25,355,895	37,034,923	17,345,681	33,453,678	28,356,201	27,239,152	25,522,640
Amortization of Discount Relating to Indebtedness	65,976	104,463	49,795	122,859	146,195	127,375	107,201
Amortization of Treasury Lock Gain	(170,091)	(325,945)	(160,514)	(456,669)	(596,741)	(554,527)	(515,299)
Amortization of Deferred Charges	805,433	1,507,466	576,641	1,260,198	1,334,224	963,438	817,170

	26,057,213	38,320,906	17,811,603	34,380,066	29,239,879	27,775,438	25,931,712
Net Earnings Before Fixed Charges	$129,706,177	$112,935,930	$60,703,784	$99,313,805	$82,712,471	$75,833,787	$54,895,260

Divided by Fixed Charges
Fixed Charges	$26,057,213	$38,320,906	$17,811,603	$34,380,066	$29,239,879	$27,775,438	$25,931,712
Capitalized and Deferred Interest	1,032,045	2,563,035	443,386	270,879	102,544	(599,902)	451,624

	$27,089,258	$40,883,941	$18,254,989	$34,650,945	$29,342,423	$27,175,536	$26,383,336

Ratio of Net Earnings to Fixed Charges	4.79	2.76	3.33	2.87	2.82	2.79	2.08

Net Earnings Before Fixed Charges	$129,706,177	$112,935,930	$60,703,784	$99,313,805	$82,712,471	$75,833,787	$54,895,260
Gain of Disposition of DC Office Buildings (May 2006)	(59,495,663)	—	—	—	—	—	—

	70,210,514	112,935,930	60,703,784	99,313,805	82,712,471	75,833,787	54,895,260

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Bldgs	2.59	2.76	3.33	2.87	2.82	2.79	2.08

Preferred Stock Dividends
Series A Preferred Stock	$2,004,288	$4,008,575	$2,004,288	$4,008,378	$4,007,532	$4,009,554	—
Series B Convertible Preferred Stock	418,750	1,675,000	837,500	1,675,000	502,500	—	—

Total Preferred Stock Dividends	$2,423,038	$5,683,575	$2,841,788	$5,683,378	$4,510,032	$4,009,554	—

Combined Fixed Charges and Preferred Stock Dividends	$29,512,296	$46,567,517	$21,096,777	$40,334,323	$33,852,455	$31,185,090	$26,383,336

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.39	2.43	2.88	2.46	2.44	2.43	2.08

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Bldgs	2.38	2.43	2.88	2.46	2.44	2.43	2.08